UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Barrier Therapeutics, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
06850R108

(CUSIP Number)
Devin Buckley
Stiefel Laboratories, Inc.
255 Alhambra Circle
Suite 1000
Coral Gables, FL 33134
(305) 443-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Gregory B. Astrachan
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000
August 5, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	06850R108	Page	2	of	7 Pages

1	NAME OF REPORTING PERSON Stiefel Laboratories, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

N/A (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	06850R108	Page	3	of	7 Pages

1	NAME OF REPORTING PERSON Bengal Acquisition Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

N/A (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	06850R108	Page	4	of	7 Pages

1	NAME OF REPORTING PERSON Charles W. Stiefel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

N/A (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

N/A (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on July 3, 2008 (the “Original Schedule 13D” and, together with this Amendment No. 1, are collectively referred to herein as the “Schedule 13D”). This Amendment No. 1 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Barrier Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings given to them in the Original 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of Schedule 13D is hereby amended by the addition of the following information:
     Pursuant to the terms of the Offer, at 12:00 midnight, New York City time, on Monday, August 4, 2008, the Offer expired. Following such expiration, Purchaser accepted for payment in accordance with the terms of the Offer all shares of Common Stock that were validly tendered and not properly withdrawn prior to the expiration of the Offer, with payment for such shares of Common Stock to be made promptly in accordance with the terms of the Offer. The depositary for the Offer has advised us that, as of 12:00 midnight, New York City time, on August 4, 2008, an aggregate of 34,266,494 shares of Common Stock (including 621,093 shares of Common Stock that were tendered pursuant to the guaranteed delivery procedures) were validly tendered and not properly withdrawn in the Offer, representing approximately 97% of the outstanding shares of Common Stock as of August 5, 2008.
     On August 5, 2008, Stiefel issued a press release (the “August 5 Press Release”) announcing the results of the Offer.
     On August 6, 2008, the acquisition of the Issuer was completed upon the filing with the Secretary of State of Delaware a Certificate of Ownership and Merger in accordance with Section 253 of the Delaware General Corporation Law pursuant to which Purchaser was merged with and into the Issuer. At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger was cancelled and each such share of Common Stock (other than shares of Common Stock held by the Issuer, Stiefel or Purchaser or any of their respective subsidiaries or shares held by a stockholder who properly demands appraisal rights under Delaware law) was automatically converted into the right to receive cash in an amount equal to the offer price in the Offer of $4.15 per share of Common Stock, without interest thereon, subject to reduction for any applicable federal back-up withholding or other taxes payable by such holder, if any, upon surrender of the certificate formerly representing such share of Common Stock. Following the effective time of the Merger, the shares of Common Stock ceased to be traded on the NASDAQ Global Market and the Issuer became a wholly owned subsidiary of Stiefel.
     On August 6, 2008, Stiefel issued a press release (the “August 6 Press Release”) announcing the effectiveness of the Merger.

     The descriptions of the August 5 Press Release and the August 6 Press Release do not purport to be complete and are qualified in their entirety by reference to the August 5 Press Release and the August 6 Press Release, which are referenced herein as Exhibit 99.1 and Exhibit 99.2 respectively, and are incorporated by reference into this Item 3.
     The Reporting Persons estimate that the total amount of funds required to purchase all outstanding shares of Common Stock pursuant to the Offer and the Merger, including in connection with the cancellation of all options to acquire shares of Common Stock in accordance with the terms of the Merger Agreement, and to pay related fees and expenses, excluding the Issuer’s fees and expenses, will be approximately $152 million. The cash consideration payable by Stiefel to holders of Common Stock in the Offer and the Merger pursuant to the terms of the Merger Agreement was financed through Stiefel’s available working capital and other sources of liquidity.
Item 5. Interest in Securities of the Issuer.
Item 5 of Schedule 13D is hereby amended by the addition of the following information:
     In accordance with the terms of the Merger Agreement and as described in Item 3 hereof, outstanding shares of Common Stock (other than shares of Common Stock held by the Issuer, Stiefel or Purchaser or any of their respective subsidiaries or shares held by a stockholder who properly demands appraisal rights under Delaware law) were converted into the right to receive the Merger consideration. The Merger was consummated and the Issuer became the wholly-owned subsidiary of Stiefel.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Text of Press Release, dated August 5, 2008, issued by Stiefel Laboratories, Inc. (incorporated by reference to Amendment No. 2 to the Schedule TO filed by Parent on August 5, 2008)

99.2	Text of Press Release, dated August 6, 2008, issued by Stiefel Laboratories, Inc.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: August 6, 2008

STIEFEL LABORATORIES, INC.

By:	/s/ Devin Buckley
Name:	Devin Buckley
Title:	Senior Vice President and General Counsel

/s/ Charles W. Stiefel

CHARLES W. STIEFEL